Exhibit 99.11

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Project Number: 2US043.003

Vancouver, B.C.

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Dan Mackie, M.Sc., B.Sc., PGeo, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “Independent Technical Report on Resources and Reserves, Bolivar Mine, Mexico” dated May 8, 2020, with an effective date of December 31, 2019 (the “Technical Report”).

Dated this 8th day of May 2020.

[“original signed and sealed”]

Dan Mackie, M.Sc., B.Sc., PGeo
SRK Principal Consultant (Hydrogeologist)